SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2010

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

20 Yoido-dong, Youngdungpo-gu, Seoul 150-721, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

Q2 ’10 Earnings Results

I. Performance in Q2 2010 – IFRS Consolidated Financial Data

			(Unit: KRW B)
Item	Q2 10	Q1 10	Q2 09	QoQ	YoY
Quarterly Results

Revenues	6,454	5,876	4,773	9.8%	35.2%

Operating Income	726	789	352	-8.0%	106.3%

Income before Tax	604	842	429	-28.3%	40.8%

Net Income	555	649	367	-14.5%	51.2%

II. IR Event of Q2 2010 Earnings Results

1. Provider of Information:	IR team

2. Participants:	Institutional investors, Securities analysts, etc.

3. Purpose:	To present Q2 10 Earnings Results of LG Display

4. Date & Time:	4:30 p.m. (Korea Time) on July 22, 2010 in Korean

9:00 p.m. (Korea Time) on July 22, 2010 in English

5. Venue & Method:	1) Earnings release conference in Korean:

• Auditorium, B1 floor, LG Twin Building,
20, Yoido-dong, Youngdungpo-gu, Seoul

2) Conference call in English:

• Please refer to the IR homepage of LG Display Co., Ltd. at www.lgdisplay.com

6. Contact Information

1) Head of Disclosure:

Anthony Moon, Vice President, IR Department (82-2-3777-1770)

2) Main Contact for Disclosure-related Matters:

Brian Heo, Assistant Manager, IR Team (82-2-3777-0978)

3) Relevant Team: IR team (82-2-3777-1010)

III. Remarks

i.	Please note that the presentation material for Q2 10 Earnings Results is accessible on IR homepage of LG Display Co., Ltd. at www.lgdisplay.com.

ii.	Please note that the financial data included are prepared on a consolidated IFRS basis

iii.	Financial data for Q2 10 are unaudited. They are provided for the convenience of investors and can be subject to change.

Attached: Press Release

LG DISPLAY REPORTS SECOND QUARTER 2010 RESULTS

SEOUL, Korea – July 22, 2010 – LG Display [NYSE: LPL, KRX: 034220], a leading innovator of TFT-LCD technology, today reported unaudited earnings results based on consolidated IFRS (International Financial Reporting Standards) for the three-month period ending June 30, 2010.

•

Sales in the second quarter of 2010 increased by 10% to KRW 6,454 billion from sales of KRW 5,876 billion in the first quarter of 2010, and increased by 35% compared to KRW 4,772 billion in the second quarter of 2009.

•

Operating profit in the second quarter of 2010 decreased by 8% to KRW 726 billion from KRW 789 billion in the first quarter of 2010, and increased by 106% compared to KRW 352 billion in the second quarter of 2009.

•

EBITDA in the second quarter of 2010 was KRW 1,433 billion, an increase of 1% from KRW 1,421 billion in the first quarter of 2010 and a year-on-year increase of 34% from KRW 1,072 billion in the second quarter of 2009.

•

Net profit in the second quarter of 2010 was KRW 555 billion, a decrease of 14% from KRW 649 billion in the first quarter of 2010 and an increase of 51% from KRW 367 billion in the second quarter of 2009.

Mr. Young Soo Kwon, CEO of LG Display, noted “LG display’s technological prowess, including IPS(In-Plane Switching) technology which has gained widespread recognition from customers and markets, underpinned record high quarterly sales and stable results in the second quarter. We will continue to enhance customer value and reinforce our market presence with innovative technology and cutting edge products.”

Overall, the company shipped a total of 6.45 million square meters of display area in the second quarter of 2010 which represents an increase of 5% compared to the previous quarter. On a revenue basis, TFT-LCD panels for TVs, monitors, notebook PCs and mobile applications accounted for 53%, 23%, 19% and 5%, respectively, in the second quarter.

The average utilization rate in the second quarter of 2010 was almost 100%. Inventory days remained around two weeks.

The average selling price per square meter of display area shipped was USD 863, an increase of 3% compared to the first quarter of 2010.

With KRW 3,212 billion of cash and cash equivalents and 107% of liability to equity ratio as of June 30, 2010, the financial structure of the company remains stable.

Outlook

The following expectations are based on information as of July 22, 2010. The Company does not expect to update its expectations until next quarter’s earnings announcement. However, the Company reserves the right to update its full business outlook, or any portion thereof, at any time and for any reason.

LG Display expects total display area shipment in the third quarter of 2010 to increase by a low to mid teens percentage compared to the second quarter, and the average selling price per square meter of display area shipped is expected to decline gradually. However the ASP is expected to stabilize or rebound from around September.

Ref.)	LG Display reported consolidated financial statements based on International Financial Reporting Standards (IFRS) from the first quarter of 2010. Figures for 1Q ‘10 and 2Q ‘09 shown in the press release are also based on IFRS.

Earnings Conference and Conference Call

LG Display will hold a Korean language earnings conference on July 22, 2010, at 4:30 p.m. Korea Standard Time at the LG Twin Tower Auditorium (East Tower, B1) in 20 Yeoido-dong, Yeongdeungpo-gu, Seoul, Korea. An English language conference call will follow at 9:00 p.m. Korea Standard Time, 8:00 a.m. EDT and 1:00 p.m. GMT. The call-in number is +82 (0)31-810-3061 both for callers in Korea and callers outside of Korea. The confirmation number is 9999#. Corresponding slides will be available at the Investor Relations section of the LG Display web site: www.lgdisplay.com.

Investors can listen to the conference call via the Internet at www.lgdisplay.com. To listen to the live call, please go to the Investor Relations section of the web site at least 15 minutes prior to the call to register and install any necessary audio software.

For those who are unable to participate in the call, a replay will be available for 30 days after the call. The call-in number is +82 (0)31-931-3100 both for callers in Korea and callers outside of Korea. The confirmation number for the replay is 109371#.

About LG Display

LG Display Co., Ltd. [NYSE: LPL, KRX: 034220] is a leading manufacturer and supplier of thin-film transistor liquid crystal display (TFT-LCD) panels, OLEDs and flexible displays. The company provides TFT-LCD panels in a wide range of sizes and specifications for use in TVs, monitors, notebook PCs, mobile products and other various applications. LG Display currently operates eight fabrication facilities and five back-end assembly facilities in Korea, China and Poland. The company has a total of 35,000 employees operating worldwide. Please visit http://www.lgdisplay.com for more information.

Forward-Looking Statement Disclaimer

This press release contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from our forward-looking statements can be found in our filings with the United States Securities and Exchange Commission.

Investor Relations Contact:
Anthony Moon, VP, IR Department
LG Display
Tel: +822-3777-1010
Email: amoon@lgdisplay.com

Media Contacts:
Bang-Soo Lee, VP, Public Affairs & PR	Claire Ohm, Manager, Corporate PR
LG Display	LG Display
Tel: +822-3777-1020	Tel: +822-3777-1004
Email: bsleeb@lgdisplay.com	Email: hcohm@lgdisplay.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: July 22, 2010	By:	/S/ ANTHONY MOON
(Signature)
	Name:	Anthony Moon
	Title:	Vice President / IR Department